Exhibit (a)(1)(F)

FORM OF CONFIRMATION OF RECEIPT OF NOTICE OF WITHDRAWAL

Confirmation of Receipt of Notice of Withdrawal

This Confirmation of Receipt of Notice of Withdrawal is related to Inphi Corporation’s Offer to Exchange dated September 20, 2012 (the “Offer”).

We have received your Notice of Withdrawal electing to REJECT the offer to exchange some or all of your eligible options as indicated in your Notice of Withdrawal. If the Notice of Withdrawal is properly completed and signed, this means that you have withdrawn some or all of your eligible stock options as indicated on your Notice of Withdrawal, and you have revoked your prior acceptance of the Offer with respect to some or all of your eligible stock options. You will not receive any replacement options and you will retain your eligible stock options withdrawn from the Offer with their existing term, exercise price, vesting schedule and other terms and conditions, including any country-specific appendix.

If your Notice of Withdrawal is properly completed and signed, we will accept your rejection of the Offer with respect to some or all of your eligible stock options. Your eligible stock options that were not tendered for exchange will remain outstanding after the Offer closes at 5:00 p.m., Pacific Time, on October 19, 2012.

Please note that you may change your election(s) at any time before 5:00 p.m. U.S. Pacific Time on October 19, 2012.

If you have any questions or regarding the Offer, please contact Aparna Bawa or John Edmunds.

If you would like additional copies of the Election Form or other documents related to the Offer, please contact Joel Rodriguez at jrodriguez@inphi.com.

Thank you,

Aparna Bawa